UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Global Blue Group Holding AG

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

H33700107

(CUSIP Number)

ZHOU Zhifeng

Antfin (Hong Kong) Holding Limited

27/F, Tower One, Times Square, 1 Matheson Street

Causeway Bay, Hong Kong

Telephone: +852-2215-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Yi Gao, Esq.

Simpson Thacher & Bartlett

35th Floor, ICBC Tower

3 Garden Road

Central, Hong Kong

+852-2514-7600

December 4, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. H33700107

1.	Names of Reporting Persons. Antfin (Hong Kong) Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. H33700107

1.	Names of Reporting Persons. Hangzhou Yunqiang Enterprise Management Consulting Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. H33700107

1.	Names of Reporting Persons. Ant Group Co., Ltd. (formerly known as “Ant Small and Micro Financial Services Group Co., Ltd.”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

Explanatory Note

This Amendment No. 1 (the “Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the SEC on September 8, 2020 (the “Original Schedule 13D”, together with this Amendment No. 1, the “Schedule 13D”) related to the ordinary shares (“Ordinary Shares”) of Global Blue Group Holding AG (the “Issuer”). The Items below amend the information disclosed under the corresponding Items of the Original Schedule 13D as described below. Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended to reflect that (i) the principal office of Antfin Hong Kong is located at 27/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, and (ii) the principal office of Hangzhou Yunqiang and Ant Group is located at A Space, No. 569 Xixi Road, Hangzhou, China.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by inserting the following information at the end of item 4:

The information set forth or incorporated in Items 5 and 6 of this Amendment No. 1 is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The responses of each Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Amendment No. 1 are hereby incorporated by reference into this Item 5. As of the date hereof, the Reporting Persons do not beneficially own any Ordinary Shares of the Issuer.

(c)  Except as disclosed in this Amendment No. 1, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) As a result of the transactions described herein, as of December 4, 2024, each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Ordinary Shares of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by inserting the following information at the end of item 6:

Pursuant to a Securities Purchase Agreement (the “SPA”) by and between Antfin Hong Kong and Ant International Technologies (Hong Kong) Holding Limited (“Ant International Technologies”), Ant International Technologies has agreed to acquire 12,500,000 Ordinary Shares (the “Purchased Shares”) of the Issuer from Antfin Hong Kong for consideration in an aggregate amount of US$68,750,000. The transaction contemplated under the SPA is anticipated to close by December 31, 2024.

Ant International Technologies is a wholly-owned subsidiary of Ant International (Cayman) Holding Limited (“Ant International Cayman”). Due to closing of share subscription agreements that Ant International Cayman has previously entered into, Ant Group has ceased to be the controlling shareholder of Ant International Cayman on December 4, 2024 and therefore ceased to be the beneficial owner of the Purchased Shares. Ant International Technologies and Ant International Cayman are filing a separate Schedule 13D to report their beneficial ownership of Ordinary Shares.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2024

ANTFIN (HONG KONG) HOLDING LIMITED

By:	/s/ Richard LIN
Name: Richard LIN
Title: Director

HANGZHOU YUNQIANG ENTERPRISE MANAGEMENT CONSULTING CO., LTD.

By:	/s/ JI Gang
Name: JI Gang
Title: Executive Director

ANT GROUP CO., LTD.

By:	/s/ JING Xiandong
Name: JING Xiandong
Title: Chairman